# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Whitestone REIT, CIK 0001175535
CUSIP: 966084204
Title of class of securities: Common Shares of Beneficial Interest, $0.001 par value per share
Address of issuer's principal executive offices: 2600 SOUTH GESSNER, SUITE 500, HOUSTON, Texas (TX), 77063
Date of event which requires filing of this statement: 11/04/2025
Filed by CIK 0002009447
Persons authorized to receive notices and communications: P. David Bramble, 2002 Clipper Park Rd. Suite 105, Baltimore, Baltimore, Maryland (MD), 21211, (410) 340-1665

## Reporting persons
- MCB PR Capital LLC (CIK 0002009447): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,690,003.57; sole dispositive power 0; shared dispositive power 4,690,003.57; aggregate amount beneficially owned 4,690,003.57 (9.2% of the class)
  Comment: Each of rows 8, 10 and 11 represents 4,690,003.57 shares which are directly owned by MCB PR Capital LLC, a Delaware limited liability company ("MCB").
  
  MCB Acquisitions Manager LLC, a Maryland limited liability company ("Acquisitions") is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.
  
  P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.
- MCB Acquisitions Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 4,690,003.57; sole dispositive power 0; shared dispositive power 4,690,003.57; aggregate amount beneficially owned 4,690,003.57 (9.2% of the class)
  Comment: Each of rows 8, 10 and 11 represents 4,690,003.57 shares which are directly owned by MCB PR Capital LLC, a Delaware limited liability company ("MCB").
  
  MCB Acquisitions Manager LLC, a Maryland limited liability company ("Acquisitions") is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.
  
  P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.
- P. David Bramble: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,690,003.57; sole dispositive power 0; shared dispositive power 4,690,003.57; aggregate amount beneficially owned 4,690,003.57 (9.2% of the class)
  Comment: Each of rows 8, 10 and 11 represents 4,690,003.57 shares which are directly owned by MCB PR Capital LLC, a Delaware limited liability company ("MCB").
  
  MCB Acquisitions Manager LLC, a Maryland limited liability company ("Acquisitions") is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.
  
  P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, $0.001 par value per share
Name of issuer: Whitestone REIT
Address of issuer's principal executive offices: 2600 SOUTH GESSNER, SUITE 500, HOUSTON, Texas (TX), 77063
Comment:
Explanatory Note

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the common shares of beneficial interest, $0.001 par value per share (the "Common Shares"), of Whitestone REIT, a Maryland real estate investment trust (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 3, 2024 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on October 9, 2024 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on November 18, 2024 ("Amendment No. 2" and, together with the Initial Schedule 13D and Amendment No. 1, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 3, the Schedule 13D remains in full force and effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

As previously disclosed in Amendment No. 2, on November 18, 2024, MCB withdrew its proposal to acquire all of the outstanding Common Shares of the Issuer, including all of the outstanding common partnership interests in Whitestone REIT Operating Partnership, L.P., for a price of $15.00 per share.

Since November 18, 2024, the Reporting Persons have continued to evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects, and consider all options available to MCB and other shareholders of the Issuer to ensure that the Board of Trustees of the Issuer upholds its responsibilities. In light of that ongoing evaluation, on November 4, 2025, MCB, through its affiliate MCB Acquisition Company, LLC, sent a new acquisition proposal to the Issuer, a copy of which is filed as Exhibit 7.04 to this Schedule 13D (the "Proposal") and is incorporated by reference herein. The Proposal provides that it is subject to negotiation of satisfactory definitive transaction agreements. In addition, in an open letter to the Issuer's shareholders on November 4, 2025, MCB announced its intention to vote against the entire Board of Trustees of the Issuer at the Issuer's next Annual Meeting of Shareholders absent constructive engagement toward a transaction or the initiation of a public strategic alternatives process.

The Reporting Persons intend to engage in discussions with the Issuer and its representatives concerning the Proposal and to enter into negotiations with the Issuer with respect thereto. The Reporting Persons may enter into appropriate confidentiality or similar agreements with the Issuer to facilitate the exchange of information with the Issuer in connection with such negotiations. There can be no certainty as to whether discussions will occur, or if they do, the outcome of such discussions. The Reporting Persons may determine to accelerate or terminate discussions with the Issuer concerning the Proposal, change the terms of or withdraw the Proposal, take any action to facilitate or increase the likelihood of consummation of the Proposal or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Persons will, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposal or otherwise support their investment in the Issuer, including but not limited to entering into financing commitments and other agreements, arrangements and understandings concerning the Proposal.

While the Reporting Persons intend to pursue the transaction described in the Proposal, in connection with their investment in the Issuer, the Reporting Persons may, subject to applicable law and regulation, further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Shares at times, and in such manner, as they deem advisable to benefit from, among other things: (1) changes in the market price of the Common Shares; (2) changes in the Issuer's operations, business strategy or prospects; or (3) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Trustees of the Issuer, industry analysts, existing or potential strategic partners, financing sources, competitors and investment and financing professionals. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) consummating the transaction contemplated by the Proposal; (2) modifying their ownership of the Common Shares; (3) proposing changes in the Issuer's operations, governance or capitalization; or (4) pursuing one or more of the other actions described in Item 4 of this Schedule 13D.

In addition to the information disclosed in this Schedule 13D, the Reporting Persons reserve the right to: (1) engage in discussions with other shareholders, potential sources of financing, advisors, and other relevant parties; (2) formulate other plans and proposals (3) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of this Schedule 13D and (4) subject to applicable law and regulation, acquire additional Common Shares or dispose of some or all of the Common Shares beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and/or change their plans or proposals relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information required for each Reporting Person by Item 5 (a) - (b) is set forth in Rows 7 - 13 on pages 1, 2 and 3 of this Amendment No. 3 and is incorporated herein by reference, respectively, for each Reporting Person.

The information with respect to the percentage of the outstanding Common Shares of the Issuer beneficially owned by each Reporting Person is calculated based on 51,020,124 Common Shares issued and outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 7.04 Proposal from MCB to the Board of Trustees of the Issuer, dated as of November 4, 2025

## Signatures
- MCB PR Capital LLC: /s/ P. David Bramble, P. David Bramble, on behalf of MCB Acquisitions Manager LLC, as its sole member, on behalf of MCB PR Capital LLC, as its sole manager (11/04/2025)
- MCB Acquisitions Manager LLC: /s/ P. David Bramble, P. David Bramble, on behalf of MCB Acquisitions Manager LLC, as the sole member of MCB Acquisitions Manager LLC (11/04/2025)
- P. David Bramble: /s/ P. David Bramble, P. David Bramble, Individually (11/04/2025)